ANGLO AMERICAN

06018721

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

SEC MAIL PROCESSING SECTION RECEIVED NOV 2 1 2006 WASH. D.C. 213

14 November, 2006

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 - 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Sharebuyback

- 7 - 15 November

Director/PDMR intererests

- Butterfield Trust - 13 Nov
- Directors' interests - Oppenheimer - 14 November
- SIP - 7 Nov

PROCESSED
NOV 2 9 2006
THOMSON
FINANCIAL

Other

- Anglo Platinum directors' interests - 8 Nov
- Anglo Platinum directorships - 7 Nov

For and on behalf of Anglo American plc
Yours faithfully

Catherine Marshall

C Marshall
Company Secretarial Assistant
Encs - 60 copies

11/27

K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 14 November 2006 an independent company purchased 251,000 ordinary shares of the Company at prices between £24.28 and £24.42 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 130,000 of its ordinary shares on 14 November 2006 at prices between £24.54 and £24.30 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 34,233,396 ordinary shares in treasury, and has 1,507,420,211 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 35,255,710 ordinary shares, representing 2.34 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
15 November 2006

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 13 November 2006 an independent company purchased 528,000 ordinary shares of the Company at prices between £24.44 and £24.78 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 237,000 of its ordinary shares on 13 November 2006 at prices between £24.09 and £24.33 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 34,103,396 ordinary shares in treasury, and has 1,507,550,211 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 34,865,264 ordinary shares, representing 2.31 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
14 November 2006

Anglo American plc ("Anglo American" or the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion announced in the interim results announcement of Friday 4 August 2006 and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 435,000 of its ordinary shares on 10 November 2006 at prices between £24.54 and £25.36 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 33,866,396 ordinary shares in treasury, and has 1,507,787,211 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 2 October 2006 and in the announcement of 23 March 2006 together hold 34,476,710 ordinary shares, representing 2.29 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Nicholas Jordan
Company Secretary
Anglo American plc
13 November 2006

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 9 November 2006 an independent company purchased 139,446 ordinary shares of the Company at prices between £24.38 and £24.45 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 33,431,396 ordinary shares in treasury, and has 1,508,222,211 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 34,476,710 ordinary shares, representing 2.29 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
10 November 2006

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 8 November 2006 an independent company purchased 120,000 ordinary shares of the Company at prices between £24.39 and £24.45 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 340,000 of its ordinary shares on 8 November 2006 at prices between £24.35 and £24.52 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 33,431,396 ordinary shares in treasury, and has 1,508,222,211 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 34,337,264 ordinary shares, representing 2.28 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
9 November 2006

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 6 November 2006 an independent company purchased 60,000 ordinary shares of the Company at prices between £24.21 and £24.42 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 550,000 of its ordinary shares on 6 November 2006 at prices between £24.25 and £24.98 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 33,091,396 ordinary shares in treasury, and has 1,508,562,211 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 34,217,264 ordinary shares, representing 2.27 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
7 November 2006

Anglo American plc (the "Company")

The Company has today received the following notification from Maitland & Co:

"Notification of a change in interest in shares in Anglo American plc ("the Company") pursuant to the provisions of Sections 198(1), 202(3), 202(4) and Section 324 of the Companies Act 1985 ("the Act"), and pursuant to paragraph 3.1.2 of the Disclosure Rules and paragraph 22(c) of the Model Code:

1. The entities concerned are:

    1.1 E Oppenheimer & Son Holdings Limited ("EO&S Holdings") of 9 rue Sainte Zithe, Luxembourg;

    1.2 E Oppenheimer & Son International Limited ("EO&S International") of 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands;

    1.3 Respite Holdings Limited ("Respite") of 9 Columbus Centre, aforesaid;

    1.4 E Oppenheimer & Son Group Holdings Limited ("EO&S Group Holdings") of 9 Columbus Centre, aforesaid;

    1.5 Spectre Limited ("Spectre") of 9 Columbus Centre, aforesaid;

    1.6 Theseus Trustees (Bermuda) Limited ("the Theseus Bermuda Trustees") of Richmond House, 12 Par-la-Ville Road, Hamilton, Bermuda.

2. EO&S Holdings had a notifiable interest for the purposes of Sections 198(1), 202(3) and 202(4) of the Act (a "notifiable interest") in 52,250,206 Ordinary Shares of US$0.50 in the capital of the Company, which prior to 10 November 2006 were registered as follows:

Company	No of Ordinary Shares
Merrill Lynch International	5,000,000
EO&S Holdings	47,250,206

3. EO&S Group Holdings, Spectre, EO&S International, Respite and the Theseus Bermuda Trustees all had a notifiable interest in 59,120,951 Ordinary Shares of US$0.50 in the capital of the Company, which prior to 10 November 2006 were registered as follows:

Company	No of Ordinary Shares
EO&S Holdings	47,250,206
Merrill Lynch International	5,000,000
Debswana Diamond Company (Proprietary) Limited	6,870,745

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 20,690,343 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
6 November 2006	11,500
7 November 2006	105,663
8 November 2006	38,200
9 November 2006	5,000
10 November 2006	34,716

The Company was advised of these transactions on 10 November 2006.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in any footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman
R Médori	R J King
S R Thompson	P M Baum
A J Trahar	R Havenstein
	R M Godsell
	R S Robertson
	P Smith
	J N Wallington
	D M Weston

Catherine Marshall
Company Secretarial Assistant
13 November 2006

Anglo American plc
Incorporated in accordance with the laws of England and Wales)
Registered number: 3564138
Registered office: 20 Carlton House Terrace London SW1Y 5AN United Kingdom

Please refer to the attached extract of an announcement by our subsidiary, Anglo Platinum Limited, regarding share dealing by Mr R Havenstein. Mr Havenstein is a Person Discharging Managerial Responsibility (PDMR) of Anglo American plc and this announcement is issued in compliance with the United Kingdom Listing Authority Disclosure Rule 3.1.4.

"Issuer Long Name : Anglo Platinum Limited
Instrument Alpha Code/Ticker Symbol : AMS
ISIN : ZAE000013181

ANGLO PLATINUM LIMITED - DEALINGS IN SECURITIES BY DIRECTORS

In compliance with 3.63 - 3.66 of the Listing requirements, the following information is disclosed:

Name of Director	:	Mr R Havenstein
Name of Company	:	Anglo Platinum Ltd
Date of Transaction	:	7 November 2006
Share Sale Price (per share)	:	R903,95
Amount of Shares	:	8 000 shares
Total Value	:	R7 231 600,00
Class of Security	:	Ordinary shares of 10 cents each
Option Strike Price	:	R236,43
Allocation Date	:	1 July 2003
Vesting Periods	:	9 100 options after 1 October 2003 15 400 options after 1 October 2004 7 800 options after 1 October 2005 15 600 options after 1 October 2006 2 100 options after 1 October 2007 All options must be taken up within 10 years of being granted
Nature of Transaction	:	Exercise of options and sale of shares
Nature of Interest	:	Beneficial
Confirmation of Clearance in terms of paragraph 3.66	:	Confirmed"

Andy Hodges
Deputy Secretary
Anglo American plc

8 November 2006

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan – SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The following transactions took place in relation to the SIP on Tuesday 7 November 2006:

1. The SIP trust acquired a total of 7,530 ordinary shares at a price of £25.04 each, and allocated them to employee participants as matching shares. The executive directors were deemed to become interested in those ordinary shares on acquisition, and to cease to be interested in them on allocation.

2. The following executive directors and persons discharging managerial responsibility ("PDMR") of the Company each purchased 5 ordinary shares at a price of £25.16 and were allocated 5 matching shares, free of charge:

R J King	(PDMR)
R Médori	(director)
R S Robertson	(PDMR)
P Smith	(PDMR)
S R Thompson	(director)
A J Trahar	(director)

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

N Jordan
Company Secretary
7 November 2006

Anglo American plc
Incorporated in accordance with the laws of England and Wales)
Registered number: 3564138
Registered office: 20 Carlton House Terrace London SW1Y 5AN United Kingdom

Please refer to the attached extract of an announcement by our subsidiary, Anglo Platinum Limited, regarding the appointment of Mr Phaswana as Chairman of its board. Mr Phaswana is a Non Executive Director of Anglo American plc and this announcement is issued in compliance with the United Kingdom Listing Authority Disclosure Rule 3.1.4.

"Issuer Long Name : Anglo Platinum Limited
Registration No. : 1946/022452/06
Instrument Alpha Code/Ticker Symbol : AMS; AMSP
ISIN : ZAE000013181; ZAE000054474

ANGLO PLATINUM LIMITED - CHANGE TO THE BOARD OF DIRECTORS

In compliance with Section 3.59 of the Listing Requirements, notification is hereby given that with immediate effect:-

- Mr Barry Erskine Davison retires as Chairman of Anglo Platinum Limited and Mr Tshamano Mohau Frederik Phaswana (a non-executive director of Anglo Platinum) has been appointed to succeed Mr Davison as Chairman of the Board. Mr Davison will however, retire as a non-executive director of Anglo Platinum at year end.

As at 7 November, 2006, the Board of Directors of Anglo Platinum Limited will be constituted as follows:

DIRECTORS	ALTERNATE DIRECTORS
PHASWANA, Tshamano Mohau Frederik (Chairman)	
WIXLEY, Thomas Alexander (Deputy Chairman)	-
DAVISON, Barry Erskine	-
*HAVENSTEIN, Ralph (Chief Executive Officer	
BAUM, Philip Michael	-
BARBER, David Duncan	WILLIAMS, John Griffith
BRAYSHAW, Colin Bertram	
DUNNE, Richard Matthew Wingfield	-
*HALHEAD, John Michael (British)	PILKINGTON, Richard
HATHORN, David Andrew	-
JONAH, Samuel Esson (Ghanaian)	-
KHUMALO, Bongani Augustine	-
*MBAZIMA, Norman	-
*MILLS, Robin George	SHEPPARD, Christopher Bernard
NAIRN, William Alan	CALVER, Arthur Harry (British)
NYASULU, Thembalihle Hixonia	-
REDMAN, Anthony Edwin(British)	-
*THEBYANE, Abram Makwadi	-
TRAHAR, Anthony John	-
*VAN KERCKHOVEN, Roeland Herman Hendrik (Belgian)	-
*WANBLAD, Duncan Graham	-
*WOOD, Alexander Ian (British)	-

* Executive Directors"

Andy Hodges
Deputy Secretary
Anglo American plc
7 November 2006